  Exhibit 99.1

CORDOVACANN SIGNS LETTER OF INTENT
TO LICENSE LEADING CANNABINOID TECHNOLOGY FROM NWN INC.
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CordovaCann to purchase 4 million convertible preferred shares of NWN Inc.
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Commercial cannabis sales utilizing NWN’s technology expected in 2019

TORONTO, ONTARIO, September 17, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that it has signed a letter of intent (the “LOI”) to form a strategic partnership with NWN Inc. (“NWN”). This new partnership will allow Cordova to license from NWN industry-leading cannabinoid technology and intellectual property for use in a number of U.S. jurisdictions currently served by Cordova. Furthermore, Cordova has also agreed to make a strategic investment in NWN by purchasing 4 million convertible preferred shares of NWN at a price of one Canadian Dollar ($1.00) per preferred share.

NWN is a privately-held Canadian company that is conducting research on the effects of cannabinoids to develop novel compilations and formulations of cannabis-derived products for global commercial use. NWN’s intellectual property and product development initiatives are focused on the manufacturing of consistent cannabinoid derivative products. NWN also conducts research on the genetic properties of cannabis to develop genetically differentiated cannabis plants that improve yields and enhance specific attributes of cultivated flower.

Pursuant to the LOI, Cordova will make a strategic investment in NWN of four million Canadian Dollars to purchase 4 million convertible preferred shares of NWN at a price of one Canadian Dollar ($1.00) per preferred share (each, a “Preferred Share”) for a total equity investment of approximately 10% of NWN on a fully diluted basis. Each Preferred Share shall be convertible to one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. Cordova’s investment in NWN will be made in two tranches; a first tranche of 500,000 Preferred Shares immediately upon signing of the LOI and second tranche of 3.5 million Preferred Shares on or before December 31, 2018. Furthermore, NWN has granted Cordova a right of first refusal to participate in any future equity offerings of NWN. Cordova and NWN also have a common officer and director, Mr. Nathan Nienhuis, further strengthening the relationship.

The LOI also stipulates that NWN will grant Cordova a license to the technologies and intellectual property for production of NWN’s genetically differentiated flower and the manufacturing and distribution of NWN’s resulting cannabis derivative products that can be sub-licensed to the Company’s third-party operating partners. This license will be granted on traditional commercial licensing terms. Cordova will initially hold exclusive licenses in the states of California, Colorado and Oregon. Furthermore, Cordova will also have rights to exclusive licenses in Nevada and Washington as Cordova develops a substantial presence in those markets, and the opportunity for other exclusive or non-exclusive licenses as Cordova enters additional markets globally.

“We believe uniform product consistency obtained by precise product formulation is critical for the cannabis industry globally in the coming years,” stated Mr. Taz Turner, CEO of Cordova. “NWN is an industry leader in pursuing this strategy through its application of rigorous scientific research and its development of intellectual property. We are pleased that NWN has chosen to partner with Cordova to utilize its technology and IP in our markets and are excited to introduce these products in the coming year.”

“NWN’s technologies will result in a major competitive advantage for Cordova. The genetic technologies can produce cannabis plants with higher concentrations of active pharmaceutical ingredients, improving the quality of our products sold into the dried flower market and can significantly increase our cannabinoid yields for extraction. NWN’s formulation technologies can assist in the manufacturing of uniformly consistent products across the spectrum of cannabinoid-derived products including vape liquids, distillates, concentrates, edibles and drinks. Furthermore, it is expected that NWN’s intellectual property will be able to control the intensity, duration and other variables of the consumer experience. As the legal cannabis industry grows globally, consumers and patients are becoming more discerning about their purchases and there is a greater emphasis on controlled and responsible use of cannabis-related products,” stated Mr. Turner.

“These licenses will allow Cordova to reduce its R&D budget significantly as the ongoing development of novel compilations and formulations of cannabinoids and cannabis genetic research will be funded and progressed by NWN. Furthermore, by investing in NWN, Cordova will retain an indirect ownership stake in any intellectual property that is created in the course of these developments and will have the ability to increase its ownership stake over time if we choose to do so,” concluded Mr. Turner.

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265